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FOR IMMEDIATE RELEASE                                               EXHIBIT 20.2

For:     LOT$OFF Corporation               Contact:      Charles Fuhrmann, CEO
         8750 Tesoro Drive                               210-804-4904
         San Antonio, Texas  78217

               LOT$OFF CORPORATION ANNOUNCES SUBSTANTIAL JUDGMENT

SAN ANTONIO, TEXAS - DECEMBER 4, 1997 - San Antonio based LOT$OFF Corporation (OTC BB: LOTS and LOTSP) announced today that, "after having considered the entire record, including the jury's answers to the special interrogatories," United States District Judge H.F. Garcia has confirmed the jury's November 20, 1997 verdict obtained in a stock conversion lawsuit against The Chase Manhattan Bank and other defendants in the United States District Court in San Antonio. The Court entered a judgment against The Chase Manhattan Bank in the Company's favor for $148,575,000 plus costs of court, pre-judgment interest on $12,975,000 at 10% per annum from November 18, 1994 until December 4, 1997 and post-judgment interest on the entire judgment amount at 5.42% from December 4, 1997. The judgment amount reflects a credit as a result of the Company's prior settlement with defendant Banque Paribas (Suisse) S.A.

LOT$OFF Corporation (formerly 50-OFF Stores, Inc.) operates 44 LOT$OFF close-out stores (Texas - 31, Louisiana - 5, Oklahoma - 4, New Mexico - 3 and Tennessee - 1) stocked with a broad mix of products which fluctuates by category, by season and by store based on customer needs and buying trends, demographics and the availability of products at close-out prices. This merchandising concept is designed to appeal to value-conscious shoppers and other "bargain hunters."

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